FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  December 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.

Web Site: www.tevapharm.com                                   Web Site: www.ivax.com

__________________________________________________________________________________

Contacts:

Dan Suesskind
Chief Financial Officer	Neil Flanzraich
Teva Pharmaceutical Industries Ltd.	Vice Chairman and President
(011) 972-2-589-2840	IVAX Corporation
(305) 575-6008
George Barrett
President and CEO	David Malina
Teva North America	Vice President, Investor Relations
(215) 591-3030	and Corporate Communications
IVAX Corporation
Liraz Kalif / Kevin Mannix	(305) 575-6043
Investor Relations
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

Teva and IVAX Issue Statement Regarding Elections by Holders

of IVAX Convertible Notes

Jerusalem, Israel and Miami, Florida, December 19, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) issued the following statement regarding election procedures for holders of IVAX` outstanding convertible notes, in connection with Teva`s pending acquisition of IVAX:

As previously announced, Teva and IVAX will permit holders of IVAX convertible notes who have not previously converted their notes to submit an election, upon conversion of the notes before the merger, with respect to the as yet undetermined amount of IVAX shares of common stock they would receive upon conversion, whether to receive their merger consideration in cash or Teva ADRs, subject to proration, in accordance with the terms of the merger agreement between the parties.  Any such election instructions (referred to as "convert and tender" instructions) may be submitted by The Depository Trust Company ("DTC) participants though DTC`s Automated Tender Offer Program ("ATOP").  Holders should contact their brokers for further instructions.  Holders retain the option of not making an election and receiving IVAX common stock (or, if applicable, the merger consideration payable to non-electing shareholders) in accordance with the normal conversion procedures.

Any such "convert and tender" instruction, to be effective, must be made at least two business days prior to the closing date. Pursuant to the provisions of the applicable indentures, IVAX will provide at least 15 days notice of the anticipated closing date of the merger.

This announcement does not constitute a recommendation to the holders of IVAX  convertible notes as to which action, if any, they may choose to take.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva`s sales are in North America and Europe.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.`s and IVAX Corporation`s operations and financial results, the markets for TEVA's and IVAX` products, the future development of TEVA's and IVAX' business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995.  Such statements are made based upon management`s current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA's ability to rapidly integrate IVAX' operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX' ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA 's Annual Report on Form 20-F, IVAX` Annual Report on Form 10-K and their  other filings with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: December 19, 2005